October 23, 2007

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274

Comments received for N-14 filed on September 14, 2007

Dear Ms. Browning:

Below is a summary of the comments I received from you on October 16, 2007 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address each of your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus/Information Statement Comments

1) Rationale for the Merger

Comment: Add disclosure to explain why MassMutual believes there will be economies of scale. For example, does MassMutual believe economies of scale will result from costs being spread out over a wider asset base.

“MassMutual, the investment adviser to the Trust (in such capacity, the “Adviser”), believes the Merger offers shareholders of the Growth Equity Fund the opportunity to invest in a larger fund with similar investment policies to those of the Growth Equity Fund, and a greater potential to achieve economies of scale.”

Response: The sentence will be revised to read as follows (underlined added):

“MassMutual, the investment adviser to the Trust (in such capacity, the “Adviser”), believes the Merger offers shareholders of the Growth Equity Fund the opportunity to invest in a larger fund with similar investment policies to those of the Growth Equity Fund, and a greater potential to achieve economies of scale because costs will be spread over a larger asset base.”

2) Rationale for the Merger

Comment: Add disclosure to define the phrase “strong track record of consistent performance.”

“In addition, MassMutual believes the Merger will provide shareholders of the Growth Equity Fund access to a new sub-adviser that has a strong track record of consistent performance.”

Response: The sentence will be revised to read as follows (underlined added; [bracketed] deleted):

“In addition, MassMutual believes the Merger will provide shareholders of the Growth Equity Fund access to a new sub-adviser that has a record of favorable long-term total returns, and may result in more stable cashflows relative to the cashflows experienced in the Growth Equity Fund[strong track record of consistent performance].”

3) Rationale for the Merger

Comment: Since both the Growth Equity Fund and the Blue Chip Growth Fund share the same Board of Trustees, explain to the staff any risks or conflicts of interest that were taken into account in determining that the merger was in the best interest of shareholders of the Growth Equity Fund.

Response: We are not aware of any conflicts of interest that would have affected the deliberations of the Boards of Trustees. As you are aware, 75% of the Funds’ Trustees are Independent Trustees (that is, not “interested persons” of the Funds or of their advisers under Section 2(a)(19) of the Investment Company Act of 1940, as amended).

4) Comparison of the investment objectives, principal investment strategies and policies of the Growth Equity Fund with those of the Blue Chip Growth Fund

Comment: Confirm that all material differences between the Funds’ objectives, strategies and risks have been disclosed. If not, please revise and add a discussion of any material differences. The staff notes that any differences should be discussed and that it is not enough to compare the differences in a table.

Response: We can confirm that all material differences that we have identified have been disclosed. Please note that the following additional disclosure will be added:

“The investment policies of the two Funds are similar in most respects. The principal differences between the portfolios of the Funds over time have been the result of differences in the sector and stock selections of their respective sub-advisers, reflecting both the views of the portfolio managers on the various companies available for investment in the Funds’ investment universes, and their assessments of economic and market conditions generally. The Blue Chip Growth Fund has also historically invested a portion of its assets in equity securities of non-U.S. issuers, where the Growth Equity Fund has not. The Blue Chip Growth Fund has outperformed the Growth Equity Fund in most of the periods shown on page 11, although there can be no assurance that that would continue to be the case in the future if the Merger were not consummated.”

5) Comparison of the investment objectives, principal investment strategies and policies of the Growth Equity Fund with those of the Blue Chip Growth Fund

Comment: The specific securities in which the Fund will invest should be disclosed. The staff objects to the use of the following type of equivocal language: “including options, futures, and swap contracts” or “e.g., creating equity exposure through the use of futures contracts or other derivative instruments.” Complete disclosure should be included.

Response: We believe that the current disclosure is consistent with the requirements of Form N-1A. The Adopting Release (effective June 1, 1998) for Form N-1A, as amended, states that: “[in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor evaluate how the fund’s portfolio will be managed or the overall risks of investing in the fund. The disclosure also adds substantial length and complexity to fund prospectuses, which discourages investors from reading them.” Neither of the Funds has historically used derivatives transactions to any material extent.

6) Comparison of the investment objectives, principal investment strategies and policies of the Growth Equity Fund with those of the Blue Chip Growth Fund

Comment: Add supplemental disclosure to explain the 1940 Act provision referenced in the following fundamental senior securities limitations.

“The Trust may not, on behalf of the Fund, issue senior securities (as defined in the 1940 Act) except for securities representing indebtedness not prevented by the above-referenced restriction on borrowing.”

“The Fund may not issue senior securities, except as permitted under the Investment Company Act of 1940, as amended.”

Response: The following note will be added:

“Note: The 1940 Act currently prohibits an open-end investment company from issuing any senior securities, except to the extent it is permitted to borrow money. The 1940 Act currently permits an open-end investment company to borrow money from a bank so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%.”

7) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: Add disclosure to more fully describe any fee changes that will occur as a result of the merger. Also disclose that the terms of the management agreement will remain the same after it is amended.

Response: The following disclosure will be added:

“Although the management fee of the combined Fund will be lower than the management fee currently paid by the Growth Equity Fund (to be reflected in a related amendment to the Blue Chip Growth Fund’s Investment Management Agreement with MassMutual), the Total Annual Fund Operating Expenses of the combined Fund are expected to be higher than those of the Growth Equity Fund currently. MassMutual has agreed to limit the Total Annual Fund Operating Expenses of the combined Fund (other than extraordinary litigation and legal expenses, or other non-recurring or unusual expenses), excluding Acquired Fund fees and expenses, through March 31, 2010 to a level below that of the Growth Equity Fund currently. (It is possible that, upon the expiration of that expense limitation, the Total Annual Fund Operating Expenses of the Blue Chip Growth Fund will exceed the current expenses of the Growth Equity Fund.)”

8) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: Explain to the staff why no line items are included for Acquired Fund fees and expenses.

Response: For each of the Growth Equity Fund and the Blue Chip Growth Fund the Acquired Fund fees and expenses are included under the subcaption “Other Expenses” because they do not exceed one basis point of the average net assets of the Fund. The estimated expenses for the Blue Chip Growth Fund (pro forma combined) do not include any Acquired Fund fees and expenses.

9) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: With respect to footnote 5, the waiver should be extended to a one year period or the expense reductions should be removed from the fee table.

Response: The waiver will be extended to terminate on October 13, 2008.

10) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: In footnote 6, explain more clearly that the fees and expenses could be higher than the cap because Acquired Fund fees and expenses are excluded.

Response: We will add the following disclosure:

“The Net Fund Expenses shown in the above table may exceed these amounts, because Acquired Fund fees and expenses are excluded from the cap.”

11) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: With respect to the expense caps or waivers is there any recoupment privilege during the three years after the expense cap or waiver has been utilized?

Response: There is no recoupment privilege.

12) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: Define the “other non-recurring or unusual expenses” that are excluded from the expense caps described in footnote 6. The definition can be added in the Statement of Additional Information.

Response: A parenthetical phrase along the following lines will be added:

“(such as, for example, organizational expenses, litigation expenses and shareholder meeting expenses)”

13) Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger

Comment: Please include the footnotes to the fee table after the examples rather than after the expense information.

Response: We will make this change.

14) Agreement and Plan of Reorganization

Comment: Explain to the staff what is meant by “trading costs.”

Response: We will revise the disclosure as follows (underlined added; [bracketed] deleted):

“[Except for the trading costs associated with the liquidation described above, t]The fees and expenses for the Merger and related transactions (including costs associated with the liquidation of securities held by the Growth Equity Fund, and the subsequent purchase of any new securities, in order to comply with the Blue Chip Growth Fund’s investment policies) are estimated to be …”

15) Agreement and Plan of Reorganization

Comment: Add disclosure to explain how the anticipated benefit of the merger will be determined and the method that will be used to determine how the costs will be allocated to each Fund.

Response: We will add the following disclosure (underlined added):

“The anticipated benefit of the Merger to each Fund is the estimated savings to each Fund, based on each Fund’s net assets, from the anticipated post-Merger reduction of each share class’ expenses. The expenses will be divided between the two Funds based on the anticipated benefit to each Fund.”

16) Trustees’ Considerations Relating to the Merger

Comment: The phrase “would benefit from the Merger” as used in the following disclosure is too absolute. The staff suggested modifying the following disclosure to reflect that the Board believes that the merger will benefit the Funds.

“In addition, the Trustees considered that because shareholders of the Growth Equity Fund and the Blue Chip Growth Fund would benefit from the Merger, the costs of the Merger were expected to be paid by the Funds.”

Response: The sentence will be revised to read as follows (underlined added; [bracketed] deleted):

“In addition, the Trustees considered that, because shareholders of the Growth Equity Fund and the Blue Chip Growth Fund are expected to [would] benefit from the Merger, the costs of the Merger would [were expected to] be paid by the Funds.”

17) Trustees’ Considerations Relating to the Merger

Comment: Define the phrase “underperformed relative to its peers” and reference the source of the data used to come to this conclusion.

Response: The sentence at issue will be revised to read as follows (underlined added; [bracketed] deleted):

“The Growth Equity Fund, of which GMO has served as sub-adviser since June 1, 2004 [with its current sub-adviser, GMO], has underperformed relative to a peer group identified by an independent third-party vendor [its peers] over the one-, three- and five-year periods.”

18) Trustees’ Considerations Relating to the Merger

Comment: Discuss any material differences between the Growth Equity Fund’s and Blue Chip Growth Fund’s objectives, strategies and risks that were considered by the Trustees.

Response: As noted above in the additional disclosure quoted in response to Comment 4, and as generally described in the Prospectus/Information Statement, the investment strategies and risks of the two Funds are similar. Differences in specific investment strategies and risks between the two Funds were not material considerations in the Trustees’ deliberations.

19) Trustees’ Considerations Relating to the Merger

Comment: Add disclosure concerning the Trustees’ consideration of fees to the extent that any of the post-merger fees will be higher and how the Board determined that the merger was in the best interest of shareholders.

Response: The relevant language on pages 17 and 18 of the Prospectus/Information Statement will be revised to read as follows:

“The Board considered that merging the Funds is expected to result in a larger fund, having combined assets over $1 billion. MassMutual expects that shareholders of both Funds will receive the benefit of a lowered effective management fee, while still being invested in a fund with the same or similar investment objective and investment policies. The Trustees considered information regarding the total expenses of the combined Fund, including information regarding an expense limitation to be implemented by MassMutual following the merger at a level below the current total expense ratio of the Growth Equity Fund, as described under “Synopsis – Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger.” MassMutual has since agreed to maintain that expense limitation in place until at least March 31, 2010. At current asset levels, the total fees and expenses of the combined Fund would exceed those of the Growth Equity Fund, in the absence of the expense cap.”

20) Federal Income Tax Consequences

Comment: Add disclosure to explain why it is uncertain whether the Blue Chip Growth Fund will need to declare a distribution to shareholders prior to the consummation of the merger.

Response: The sentence at issue will be revised to read as follows (underlined added; [bracketed] deleted):

“Prior to the consummation of the Merger, each of the Funds is expected to [the Growth Equity Fund will, and the Blue Chip Growth Fund may,] declare a distribution to shareholders, which together with all previous distributions, will have the effect of a distribution to shareholders of all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the consummation of the Merger.”

21) Additional Tax Considerations

Comment: Please provide more detail about the portfolio assets that will need to be sold as a result of the merger. The following statement is too vague.

“A substantial portion of the portfolio assets of the Growth Equity Fund may be sold in connection with the Merger.”

Response: The sentence will be revised to read as follows (underlined added; [bracketed] deleted):

“It is expected that more than half [A substantial portion] of the portfolio assets of the Growth Equity Fund may be sold in connection with the Merger.”

22) Existing and Pro Forma Capitalization

Comment: The costs of the merger should be reflected in the pro forma capitalization.

Response: The costs of the merger will be reflected in the pro forma capitalization.

23) Appendices

Comment: All material information required by Form N-14 should be included as part of the Prospectus/Information Statement. For example, “Other Comparisons Between the Funds” should be included in the body of Prospectus/Information Statement and not an appendix to the Prospectus/Information Statement.

Response: The appendices are part of the Prospectus/Information Statement. However, in order to comply with the staff’s request, the information in the appendices will be included in the main body of the Prospectus/Information Statement, toward the end.

24) Exhibit 1

Comment: With respect to paragraph 2.2 of Section 2, confirm that the valuation procedures of the Acquired Fund and the Acquiring Fund do not differ. If the valuation procedures do differ, disclose this fact in the Prospectus/Information Statement along with any material changes in the Acquired Fund’s NAV.

Response: The Acquired Fund and the Acquiring Fund have the same valuation procedures.

SAI Comments

1) Pro Forma Portfolio of Investments (Unaudited)

Comment: Include a note to reflect that securities will need to be sold as a result of the merger and that there will be costs associated with these transactions.

Response: The disclosure will be added.

2) Pro Forma Portfolio of Investments (Unaudited)

Comment: Identify any securities that will be sold in order to comply with the acquiring fund’s investment policies.

Response: Additional disclosure will be added to the pro forma portfolio of investments stating that it is likely that over half of the positions currently held by the Growth Equity Fund will be sold in connection with the merger. However, because the portfolios of both Funds have changed since the date of the pro forma portfolio of investments, and will likely continue to change up to the time of the merger, the Registrant does not believe that it would be appropriate to mark specific securities as likely to be sold.

3) Pro Forma Statement of Assets and Liabilities (Unaudited)

Comment: Confirm that the costs of the merger are reflected in the pro forma statement of assets and liabilities as required by Section 11-02(b)(6) of Regulation S-X.

Response: The costs of the merger will be reflected in the pro forma statement of assets and liabilities.

Part C

1) Item 17. Undertakings

Comment: Revise Item 17.(3) to state that the opinion of counsel supporting the tax consequences of the proposed reorganization will be filed “within a reasonable time after the close of the merger.”

Response: Please accept this letter as our undertaking to file the opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after the close of the merger.

Exhibit 16

1) Power of Attorney

Comment: In the future, please disclose the capacity and titles of the appointed signatories in the Power of Attorney and file the resolution required by Rule 483(b) under the Securities Act of 1933.

Response: Officers of the Funds signed the signature page to the registration statement individually; their signatures were not affixed pursuant to a power of attorney.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Counsel
Massachusetts Mutual Life Insurance Company